DWS INVESTMENTS
STRUCTURED NOTES
POWERED BY X-MARKETS
RESHAPING INVESTING
DEUTSCHE BANK GROUP

           Principal Protected Notes Linked to A Basket of Components
                   Principal Protection |X| Brokerage Accounts

Indicative Terms as of March 1, 2010

CUSIP:                2515A0 2W 2

Issuer:               Deutsche Bank AG, London Branch

Maturity / Tenor:     6 years

Basket:               Weighted Basket comprised of the Consumer Price Index
                      ("CPI"), the S&P 500(R) Index and the iShares(R) MSCI
                      Emerging Markets Index Fund (each, a "Basket Component"
                      and, collectively, the "Basket Components").

Payment               at Maturity: At maturity, for each $1,000 principal amount of the notes, you will be entitled to receive a cash
                      payment of $1,000 plus the Additional Amount, which may be zero.

Additional            Amount: The Additional Amount will be equal to the greater of (a) zero and (b) $1,000 x (Basket Return x
                      Participation Rate).
Initial Basket        Set equal to 100 on the Trade Date
Level:

Final Basket Level:   100 x [1 + (CPI Return x 70%) + (S&P 500(R) Return x
                      15%) + (iShares(R) MSCI Emerging Markets Index Fund
                      Return x 15%)]
                      The "CPI Return", the "S&P 500(R) Return," the
                      "iShares(R) MSCI Emerging Markets Index Fund Return,"
                      will equal the performance of the respective Basket
                      Component, expressed as a percentage, from the
                      respective Initial Component Level to the respective
                      Final Component Level.

Basket Return:            Final Basket Level - Initial Basket Level
                                        Initial Basket Level

Participation Rate:   100% - 110%, The actual Participation Rate will be
                      set on the Trade Date

Initial Component     For the CPI, the Initial Component Level is 215.949.
Level:                For the S&P 500(R) Index,  the Initial  Component Level
                      is the index closing level on the Trade Date. For the
                      iShares(R) MSCI Emerging Markets Index Fund, the Initial
                      Component Level is the fund closing level (expressed as
                      the closing price per share of the fund) on the Trade
                      Date.

Final Component       For  the  CPI,  the  Final  Component  Level  is  the
Level:                Consumer  Price Index (CPI) level for  December  2015
                      as published by the Bureau of Labor Statistics. For the
                      S&P 500(R) Index, the Final Component Level is the index
                      closing level on the Final Value Date. For the iShares(R)
                      MSCI Emerging Markets Index Fund, the Final Component
                      Level is the fund closing level (expressed as the closing
                      price per share of the fund) on the Final Valuation Date
                      multiplied by the Share Adjustment Factor.

Share Adjustment      Initially 1.0, subject to adjustment for certain
Factor:               actions affecting the iShares(R) MSCI Emerging Markets
                      Index Fund.

Discounts and
Commissions:          The notes will initially be distributed through Deutsche
                      Bank Securities Inc. ("DBSI") and its affiliates and/or
                      certain other affiliated or unaffiliated brokers
                      (collectively, the "Brokers"). DBSI will receive a selling concession in connection with the sale of the notes of up
                      to 375% or $37.50 per $1,000 Principal Amount of notes.
                      DBSI will reallow a selling concession to other Brokers of up to 3.00% or $30.00 per $1,000 Principal Amount of
                      notes. DBSI may pay referral fees to other Brokers of up
                      to 0.25% or $2.50 per $1,000 Principal amount of notes and may additionally pay fees of up to 0.25% or $2.50 per
                      $1,000 Principal Amount of notes to certain other Brokers.
                      Deutsche Bank AG will reimburse DBSI for such fees. DBSI,
                      the for this offering is our affiliate. For more
                      information see "Supplemental Underwriting Information
                      (Conflicts of Interest)" in term sheet No. 825C.

Agent:                Deutsche Bank Securities Inc.

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                         Best Case Scenario at Maturity
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If the Final Basket Level is greater than the Initial Basket Level, the investor will receive $1,000 plus an Additional Amount equal to $1,000 times the Basket
Return times the Participation Rate, for each $1,000 principal amount of notes.
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                         Worst Case Scenario at Maturity
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If the Basket Return is zero or negative, the investor will receive only the principal at maturity, subject to the credit of the Issuer.

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                                    Benefits
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|X|  Global equity and inflation exposure

|X|  Your initial investment will be protected if you hold the notes to maturity, subject to the credit of the Issuer.

|X|  Participation in the potential positive performance of the Basket

|X|  The maximum return to the notes is uncapped.

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                                      Risks
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|X|  Any payment on the notes, including any principal protection, is subject to the credit of the Issuer

|X|  The notes may not pay more than the principal amount.

|X|  You will not receive any interest payments during the term of the notes.

|X|  Many economic factors, such as trends related to inflation and fluctuations in consumer prices, will impact the value of the notes.
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                                 Important Dates
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        Offering Period:.......................March 1 - March 26, 2010*
        Trade Date:......................................March 26 , 2010*
        Settlement Date:..................................March 31, 2010*
        Final Valuation Date:.............................March 28, 2016*
        Maturity Date:..........................March 31*, 2016 (6 Years)

 *Expected. In the event that we make any change to the expected Trade Date and
 Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the notes remains the same.

                                                  ISSUER FREE WRITING PROSPECTUS
                                                      Filed Pursuant to Rule 433
                                           Registration Statement No. 333-162195
                                            Dated March 1, 2010 R-9899-1 (02/09)
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 NOT FDIC / NCUA INSURED OR GUARANTEED MAY LOSE VALUE * NO BANK GUARANTEE NOT A
             DEPOSIT NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY
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              DWS Structured Products 1.866.637.9185 www.dws-sp.com

Principal Protected Note Fact Sheet
DWS Structured Products

Return Scenarios at Maturity (Assumes a Participation Rate of 105%)
Change in Basket (%)	Note Return (%)	Payment at Maturity (per $1,000 invested)
60.00%	63.00%	$1,630.00
40.00%	42.00%	$1,420.00
20.00%	21.00%	$1,210.00
10.00%	10.50%	$1,105.00
0.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-20.00%	0.00%	$1,000.00
-40.00%	0.00%	$1,000.00
-60.00%	0.00%	$1,000.00

This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the notes.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

Selected Risk Factors
CREDIT RISK – The payment of amounts owed to you under the notes is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.

THE YIELD ON THE NOTES MAY BE ZERO AND MAY BE LESS THAN THE YIELD ON TRADITIONAL DEBT SECURITIES — You will realize a positive return on the notes only if the Final Basket Level is greater than the Initial Basket Level. Even if the return on the notes is positive, such return may not be sufficient to compensate you for any opportunity cost, taking into account factors relating to the time value of money over the term of the notes.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the components underlying the Basket Components would have.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payments at maturity described above are based on the full principal amount of your notes, the original issue price of the notes includes fees and commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE UNDERLYING INDEX OR THE MARKET VALUE OF THE NOTES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes, which could affect the levels of the Basket Components or the value of the notes.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, and hedging our obligations under the notes, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

CONSUMER PRICES MAY CHANGE UNPREDICTABLY, AFFECTING THE LEVEL OF THE CPI AND THE VALUE OF THE NOTES IN UNFORESEEABLE WAYS – Market prices of the consumer items underlying the CPI may fluctuate based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the CPI and the value of the notes in varying ways, and different factors may cause the level of the CPI to move in inconsistent directions at inconsistent rates. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future, although fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative of future fluctuations. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control and may have an adverse effect on the value of the notes.

THE CPI ITSELF AND THE WAY THE BLS CALCULATES THE CPI MAY CHANGE IN THE FUTURE – There can be no assurance that the the Bureau of Labor Statistics (“BLS”) will not change the method by which it calculates the CPI in a way that could negatively affect the CPI Return and thus the Basket Return. Accordingly, the value of the notes may be significantly reduced. If the CPI is discontinued or substantially altered, a successor index may be employed to calculate the Payment at Maturity of the notes and that substitution may adversely affect the value of the notes.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the levels of the Basket Components on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

NON-U.S. SECURITIES MARKETS RISKS — The stocks held by the iShares® MSCI Emerging Markets Index Fund are issued by foreign companies in foreign securities. These stocks may be more volatile than domestic stocks and may be subject to different political, market, economic, exchange rate, regulatory and other risks.

LACK OF LIQUIDITY — There may be little or no secondary market for the notes. The notes will not be listed on any securities exchange.

THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the iShares® MSCI Emerging Markets Index Fund. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the iShares® MSCI Emerging Markets Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

CURRENCY MARKETS MAY BE HIGHLY VOLATILE — The prices of the stocks held by the iShares® MSCI Emerging Markets Index Fund are converted into U.S. dollars in calculating the closing price per share of the iShares® MSCI Emerging Markets Index Fund.  As a result, the holders of the notes will be exposed to currency exchange risk with respect to each of the currencies in which the equity securities held by the MSCI Emerging Markets Index Fund trade. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies.

CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER – Price movements in the Basket Components will not correlate with each other. At a time when the levels of some of the Basket Components increase, the levels of other Basket Components may not increase as much or may decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Components.

THE BASKET COMPONENTS ARE UNEQUALLY WEIGHTED — The Basket Components are unequally weighted. Accordingly, performance by a Basket Component with a higher weighting will influence the Final Basket Level, and therefore the Basket Return, to a greater degree than the performances of Basket Components with lower weightings. If a Basket Component with a greater weighting performs poorly, that poor performance could negate or diminish the effect on the Final Basket Level of any positive performance by the lesser weighted Basket Components.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for more information.

TAX TREATMENT — The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. For additional information, see “Selected Purchase Considerations – Taxed as Contingent Payment Debt Instruments” in the term sheet for the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 825C and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 825C and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

DWS Structured Products    1.866.637.9185    www.dws-sp.com